UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number     001-14654

Centerpulse AG

(Exact name of registrant as specified in its charter)

Loewenstrasse 1
CH -8001 Zurich
Switzerland
41 (1) 217 91 11

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Registered shares, nominal value CHF 30 per share, represented by American depositary shares

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

		Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Four (4)

Pursuant to the requirements of the Securities Exchange Act of 1934, Centerpulse AG has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: May 19, 2004	BY:	/s/ Jakob Höhn

Name: Dr. Jakob Höhn Title: Authorized Representative